Sub-Item 77C Exhibit 4

GENERAL GOVERNMENT SECURITIES MONEY MARKET FUNDS, INC.

-GENERAL TREASURY PRIME MONEY MARKET FUND (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the General Government Securities Money Market Funds, Inc.-General Treasury Prime Money Market Fund was held on December 28, 2009. Out of a total of 1,680,477,863.720 shares (“Shares”) entitled to vote at the meeting, a total of  541,205,518.440 were represented at the Meeting, in person or by proxy.  The meeting was adjourned to January 4, 2010, the proposals not having received the required vote of the holders for approval.  The breakdown of the vote is as follows:

		Shares

	For	Against	Abstain

1. To approve amending the	484,393,743.320	36,217,455.770	20,594,319.350
Fund’s policy regarding borrowing
		Shares

	For	Against	Abstain

2. To approve amending the	469,866,499.000	50,081,593.200	21,257,426.240
Fund’s policy regarding lending